Exhibit 99.1

FOR IMMEDIATE RELEASE

August 1, 2017

NeuroDerm Announces EXTRAORDINARY General Meeting of Shareholders TO APPROVE ACQUISITION BY Mitsubishi Tanabe Pharma Corporation

REHOVOT, ISRAEL, August 1, 2017 — NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced that it will hold an extraordinary general meeting of shareholders on Tuesday, September 12, 2017, at 3:00 p.m., Israel time, at the principal executive offices of NeuroDerm, located at 3 Pekeris Street, Rabin Science Park, Rehovot 7670212, Israel at which NeuroDerm’s prospective acquisition by Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508), a publicly traded company on the Tokyo Stock Exchange (“MTPC”), will be presented for approval. As previously announced, subject to the closing of the acquisition, NeuroDerm’s shareholders will be entitled to receive $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the acquisition.

The record date for shareholders entitled to vote at the extraordinary general meeting is the close of business on Thursday, August 10, 2017.

The sole agenda item for the extraordinary general meeting will be a proposal calling for the approval of the acquisition of NeuroDerm by MTPC, including the approval of: (i) the Agreement and Plan of Merger, dated as of July 24, 2017, by and among NeuroDerm, MTPC, and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub”) (as it may be amended from time to time, the “merger agreement”); (ii) the merger of Merger Sub with and into NeuroDerm (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and NeuroDerm will become a wholly-owned subsidiary of MTPC; (iii) the consideration to be received by the shareholders of NeuroDerm in the merger, consisting of $39.00 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of NeuroDerm owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by NeuroDerm of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the merger.

A copy of the merger agreement was attached as Exhibit 99.1 to NeuroDerm’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 24, 2017.

The Board of Directors of NeuroDerm unanimously recommends that NeuroDerm’s shareholders vote in favor of the proposal for the extraordinary general meeting.

Further Details Concerning the Extraordinary General Meeting of Shareholders

The presence, in person or by proxy, of two or more shareholders together possessing at least twenty-five percent (25%) of NeuroDerm’s voting power will constitute a quorum at the extraordinary general meeting. The ordinary shares held by Robert Taub, Uwe Wascher and Shmuel Cabilly, directors of NeuroDerm who are subject to a voting and support agreement under which they have agreed to vote in favor of the proposal at the extraordinary general meeting, are sufficient to constitute a quorum at the extraordinary general meeting.

Provided that a quorum is present, the adoption and approval of the aforesaid proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, MTPC or by any person or entity holding at least 25% of the means of control of either Merger Sub or MTPC, or any person or entity acting on behalf of either Merger Sub or MTPC or any person or entity described in the previous clause, including any of their affiliates.

The full text of the proposed resolution for the meeting, together with the proxy statement and form of proxy card for the meeting, may also be viewed beginning on August 20, 2017 at the registered office of NeuroDerm, located at 3 Pekeris St., Rabin Science Park, Rehovot, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-8-946-2729.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign a form of proxy card and return it promptly in the pre-addressed envelope that will be provided, so as to be received by NeuroDerm’s transfer agent no later than 11:59 p.m., EDT, on September 11, 2017, or at NeuroDerm’s offices no later than 11:00 a.m., Israel time, on September 12, 2017. No postage will be required if the proxy is mailed in the United States to NeuroDerm’s United States transfer agent, American Stock Transfer & Trust Company, LLC. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

If your ordinary shares in NeuroDerm are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or else obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so). In this respect, you should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson’s disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Cautionary Note Regarding Forward-Looking Statements

Information contained in this press release includes forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the acquisition of NeuroDerm, the satisfaction or waiver of any conditions to the proposed acquisition, anticipated benefits, growth opportunities and other events relating to the proposed acquisition, and projections about NeuroDerm’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about NeuroDerm and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) NeuroDerm may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed acquisition; (2) the proposed acquisition may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the benefits of the proposed merger may not be recognized; (5) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (6) the merger may adversely impact relationships with NeuroDerm’s commercial counter-parties; (7) other risks may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all; and (8) the risks described in NeuroDerm’s filings with the SEC may be realized. For more details, please refer to NeuroDerm’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the meeting, NeuroDerm will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on that proposal. NeuroDerm will also be furnishing copies of the proxy statement and form of proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that NeuroDerm may furnish to the SEC or send to shareholders in connection with the proposed acquisition. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by NeuroDerm to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by NeuroDerm may also be obtained for free by submitting a request to Lazar Partners Ltd., telephone: +212-867-1768, or at www.neuroderm.com. The contents of NeuroDerm’s website are not deemed to be incorporated by reference into this press release or the proxy statement.

Investor Contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
+212-867-1768